At the regularly scheduled meeting of the Board of Directors of the company held on April 10, 2006, William McCoy, Jr., advised the Board of his intent to retire from the Board. At the same meeting, Mr. McCoy was appointed to the position of Director Emeritus-Chairman, which, under the company’s bylaws, is a non-voting position and does not have the duties, responsibilities or the powers of an active director. There were no disagreements known to the company’s executive management with respect to operations, policies or practices. On April 10, 2006, the Board appointed Jerry D. Moore as Chairman of the Board and John Glover as Vice Chairman of the Board.